

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Daniel Rice, IV
Chief Executive Officer and Director
Rice Acquisition Corp.
102 East Main Street, Second Story
Carnegie, PA 15106

   Re: Rice Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed May 14, 2021
     File No. 001-39644

Dear Mr. Rice, IV:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 14, 2021

Do any of RAC's directors or officers or the Sponsor have interests that may conflict with the interests of RAC stockholders with respect to, page 12

1.   Please revise to expand the disclosure here to disclose the material conflicts of interest that RAC's directors and officers, the Sponsor, Archaea and the related affiliates may have in the initial business combination.

Questions and Answers
How will the Business Combination impact the shares of Common Stock outstanding thereafter?, page 13

2.   You disclose that additional shares of Common Stock may be issuable in the future as a result of the issuance of additional shares that are not currently outstanding, including issuance of shares of Class A Common Stock upon the exercise of the Warrants after the consummation of Business Combinations and that you intend apply to continue the listing

of the Combined Company's Class A Common Stock and Warrants on the NYSE. Here or at another appropriate section, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Risk Factors, page 33

3. Please add a risk factor to highlight the "up-C" structure that you will retain following the Business Combinations, the equity interests held by the relevant parties and the attendant risks.

4. Please disclose the material risks to unaffiliated investors presented by taking the Companies public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Risks Relating to Ownership of Common Stock Following the Business Combinations
Future sales, or the perception of future sales, by the Combined Company or its stockholders..., page 60

5. Please quantify the total outstanding common shares restricted from immediate resale but which may be sold into the market in the near future and/or are subject to registration rights.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Description of the Business Combinations, page 68

6. We note your disclosure that following the closing of the Business Combinations, you will retain "up-C' structure, whereby RAC's only assets will be its equity interests in RAC Opco. Revise to provide additional information regarding the ownership structure, specifically the non-controlling interest holders. To clarify the numerous interests, consider disclosing a table showing the number of RAC Opco equity interests outstanding after the Business Combinations detailing the number of shares by Class type that each entity will hold.

Note 2. Basis of Pro Forma Presentation, page 69

7. You state that the historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combinations and the PIPE Investment; however, we note the presentation of 3 pro forma adjustment columns: Transaction Accounting Adjustments, PIPE Financing Adjustments and Financing Transactions. Expand your disclosure to describe the nature of the Financing Transactions and how they differ from the other 2 pro forma adjustment columns. Revise your pro forma footnotes to separately address the basis of the Financing Transactions pro forma adjustments, as your current footnotes appear to combine Transaction Accounting

Adjustments and Financing Transaction amounts.

Note 3. Accounting for the Business Combinations, page 71

8.   We note that the Business Combinations will be accounted for as a reverse recapitalization with Archaea treated as the accounting acquirer and RAC treated as the acquired company. In addition, the Aria Merger represents an acquisition of a business. Please provide us a comprehensive analysis of the factors considered pursuant to ASC 805-10-55-11 through 55-15 to support your conclusion given the relative size and fair value of the combining entities. In your response, address how the relationship among the Rice Investment Group, RAC and Archaea impacts your analysis.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 72

9.   In notes 4(A) and 4(C), you state the historical financial information for Rice and Archaea are derived from the respective audited consolidated balance sheets as of December 31, 2020; however, the historical amounts do not agree with the audited financial statements presented later in the filing. For example, but not limited to, the amounts presented for warrant liabilities and certain equity line items of Rice and the goodwill amount for Archaea are inconsistent with the amounts in the related audited balance sheets. Similar inconsistencies are noted between the amounts presented in the historical statement of operations of Rice on page 67 and the related audited consolidated statement of operations. Revise your financial statements accordingly.

10.   We note your adjustment 4(f) to reflect the estimated goodwill balance to be recognized as part of the Aria Merger of $191 million. The amount is inconsistent with that of the preliminary opening balance sheet for Aria. Revise or advise.

11.   Expand your disclosure related to adjustment 4(h) to provide detailed information regarding the financing arrangements and more specifically how the funds will be used. Clarify whether these financing arrangements are different from the New Credit Facility disclosed on page 131.

12.   Expand adjustment 4(n) to separately disclose amounts for each adjustment. In addition, clarify whether the "reclassification" in (1) relates to note (i) in which the Rice Acquisition Corp. Class A common stock currently classified as temporary equity is adjusted to permanent equity under the assumption that no Public Stockholders exercise their Redemption Rights.

13.   We note adjustment 4(q) to reflect the fair value step-up related to the non-controlling interests acquired as part of the Aria Merger of $396.1 million. The amount is inconsistent with that of the preliminary opening balance sheet for Aria. Revise and tell us how the amount is determined.

14. Throughout your filing, you have disclosed several transactions that have not been contemplated by your pro forma adjustments reflecting the Combined Company. Tell us what consideration you have given to the following transactions and revise your pro forma presentation, as appropriate:
    - expected repayment of the Term Loan B of Aria, as disclosed on page 184,
    - sale of LES by Aria, as disclosed on pages F-39 and F-46,
    - expected repayment of the outstanding amounts under the credit agreement related to purchase of Big Run and the related guaranty fee owed to Noble, as disclosed on page 244,
    - forward purchase agreement disclosed on pages 229 and F-19, and
    - Senior Secured Notes issued by Archaea related to Project Assai, as disclosed on page 191.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2020, page 73

15. In regards to adjustment 5(a), revise to disclose the different asset classes and the useful lives used to determine the incremental depreciation and amortization expenses.

16. Expand your disclosure related to adjustment 5(e) and tell us the basis for the additional interest expense amount.

17. Expand your disclosure to clarify how you determined no pro forma adjustments related to income taxes are necessary.

18. We note your Net Loss per Common Share for RAC historical financial periods is calculated similar to a two-class method of income per share according to disclosures on page F-15. Expand note 5(d) or the disclosures within Comparative Share Information on page 75 to discuss how pro forma loss per share is calculated under Scenario 1 and 2, as well as a discussion of the impact of potentially dilutive equity outstanding, such as the warrants.

Proposal No. 1 - The Business Combination Proposal
Background of the Business Combinations, page 100

19. You disclose on page 101 that you commenced an active search for prospective businesses and assets to acquire and that following the IPO you engaged Archaea as a technical advisor to assist you in the evaluation of potential target business opportunities in the renewable natural gas sector. However, thereafter your narrative appears to focus exclusively on the Aria and Archaea transactions. Please expand your discussion to describe the methodology by which you or the Special Committee conducted its active search for prospective business targets, disclose the number of business combination opportunities you evaluated as part of this process and if any were outside the renewable

natural gas sector, and disclose the date you engaged Archaea as your technical advisor. In terms of the business combination opportunities you and/or the Special Committee evaluated as part of its active search, discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Explain whether any alternatives were considered and why you believe the Aria and Archaea transactions to be superior.

20. Prior to the consummation of your IPO on October 21, 2020, you disclose that neither you, nor anyone acting on your behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with you. However, we note that on September 2, 2020, Archaea and Aria executed a confidentiality agreement (the "Archaea NDA") pursuant to which Archaea received confidential information about Aria as part of the re-launched sales process for Aria, and after your IPO, you disclose that you began receiving confidential information about Aria as representative of Archaea under the Archaea NDA. Further, you disclose that on October 7, 2020, representatives of Archaea, Ares, and the Rice Investment Group held a virtual meeting to discuss Archaea's potential access to private capital sources from the Rice Investment Group for a bid for Aria.

Considering that Archaea is majority-owned and controlled by Rice Investment Group, and that the Rice Investment Group is an affiliate of RAC (of which partners include Daniel Joseph Rice, IV, your Chief Executive Officer and director, and J. Kyle Derham, your Chief Financial Officer and director), and which is controlled by Mr. Rice and his family members, who also control your Sponsor, please reconcile the disclosures and explain the process and controls among RAC and its affiliates by which you considered to determine that "neither you nor anyone acting on your behalf contacted any prospectus target business or had any substantive discussions, formal or otherwise, with respect to any business combination" with you prior to the consummation of your IPO on October 21, 2020. As part of this discussion, please discuss when Messrs. Rice and Derham first were involved in discussions about Aria.

21. Considering the conflicts of interests involved in the Aria and Archaea transactions, including Archaea, acting as a technical advisor to the Special Committee while at the same time an acquisition target, discuss why Moelis was not given access to Aria's virtual data room to supplement due diligence until February 4, 2021, when Moelis was retained as a financial advisor to the Special Committee with regard to these transactions on December 1, 2021.

22. You disclose that in 2018, Aria engaged Barclays Investment Bank ("Barclays") in connection with a marketed sales process for Aria and its assets. Please clarify whether Barclays performed additional services to RAC after its IPO and presented the business combination with Aria in its capacity as an underwriter in RAC's IPO. We note that RAC will pay $7.6 million in deferred underwriting commissions in connection with this

Business Combination.

23. You disclose that on November 17, 2020, you provided a non-binding letter of intent and term sheet to Aria to acquire Aria on a cash free, debt free basis, to be financed by proceeds from the IPO, cash received pursuant to the Forward Purchase Agreement and PIPE investments of $250 million (subject to potential upsizing). You further disclose that the Special Committee discussed the proposed PIPE Investment on January 15, 2021 and that RAC agreed to issue and sell to the PIPE Investors, an aggregate of 30.0 million newly issued shares of Class A Common Stock for an aggregate purchase price of $300.0 million. Please disclose who selected the PIPE investors, the identity of the PIPE Investors, and any material relationships between the PIPE investors and RAC, the Sponsor, the Companies and their affiliates. We note that the PIPE Investors will own 26% of the Combined Company post-initial business combination (32% assuming maximum redemptions).

The Special Committee's Reasons for the Approval of the Business Combinations, page 114

24. You disclose that the Special Committee considered that some of your officers and directors may have interests in the Business Combinations as individuals that are in addition to, and that may be different from, the interests of your stockholders. Please expand your disclosure and clarify whether the Special Committee considered the relationships among Archaea, the Rice Investment Group, a private investment fund, partners of which include Daniel Joseph Rice, IV, your Chief Executive Officer and director, and J. Kyle Derham, your Chief Financial Officer and director, and which is controlled by Mr. Rice and his family members, who also control your Sponsor, and, as applicable, describe the reasons the Special Committee recommended the business combination transaction notwithstanding these conflicts of interests.

Certain Projected Financial Information, page 116

25. We note your disclosure regarding various financial projections shared with or by you, the Special Committee, or Moelis. Please provide qualitative and quantitative disclosure of the material assumptions underlying these projections. For example, please quantify within these assumptions the natural gas, and RIN and LCFS credit price assumptions used in each, as well as to quantify any pricing assumptions of long-term contracts for the sale of renewable natural gas used.

Pro Forma Projected Financial Information, page 121

26. You disclose that the Pro Forma Projections did not utilize the RAC Projections, the 4 Dev Projections or All Dev Projections for fiscal years 2021E through 2040E on a standalone basis, but rather made changes primarily of (i) changes to optimize the sequencing and timing of the Aria and Archaea development projects so as to bring those projects with the greatest potential returns online the fastest as part of a Combined Company operational plan and (ii) more conservative assumptions regarding the projected

operation dates for certain of development projects and inclusion of five additional development projects, in each case, due to additional due diligence completed by your management, the Special Committee and their advisors following the original presentation of the RAC Projections and the Archaea Projections to the Special Committee in January 2021. Please expand to discuss as part of the formation of the Pro Forma Projections, the material assumptions which underlie such projections to include (i) the assumed material increase in capital expenditures, in particular from 2021-2024, and (ii) operational changes this entails from any of the standalone projections. Please also describe the five additional development projects, and if such additional projects relate to the business of Aria or Archaea and when you expect to develop such projects.

27. Please disclose all material projections and related assumptions shared with Moelis for use in its financial analyses. For example, the "Selected Publicly Traded Companies Analysis — Combined Company" analysis beginning on page 126 appears to rely in part on Adjusted EBITDA and unadjusted EBITDA of the Combined Company, which figures are not disclosed in any of your disclosed projections. Please also disclose how you compute Adjusted EBITDA.

Interests of Certain Persons in the Business Combinations, page 129

28. Please revise the conflicts of interest discussion so that it specifically discloses all material interests in the transaction held by the company's officers and directors, the sponsor, Archaea and the affiliated parties, including:
   • the value of Archaea management's economic interest in your sponsor;
   • the market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;
   • the interests that each of your sponsor, current officers and directors will receive in the business combination by quantifying the value of the securities as of the most recent practicable date. Also include the PIPE investors in your discussion.
   • the value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that is subject to reimbursement.

29. Please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders of RAC experience a negative rate of return on the post-business combination Combined Company.

Information about the Combined Company, page 159

30. Please disclose the sources for the various tabular and/or graphical presentations appearing in this section.

Core Revenue Stream and Commercial Strategy: Securing Long-Term Fixed Price Offtakes for RNG Volumes, page 166

31. Please substantiate and describe the related assumptions for the statement that on "a single project basis, [you] can generate more than $12 per mmbtu of free cash flow, giving [you]

clear visibility to generating 60% free cash flow margins that will allow [you] to reinvest in future highly-economic projects."

Our Commercial and Growth Strategy , page 166

32. Please disclose the seven unique revenue sources that can be generated from a single unit of landfill gas that you disclose you have identified.

Upgrade/Conversion Projects, page 166

33. We note your graphical presentation. While you disclose your plan to convert and upgrade 13 of your existing LFG-to-Electricity assets to LFG-to-RNG projects, please explain the 16 organic RNG developments, and 25 high probability development projects. For example, explain what you mean by organic RNG development and high probability RNG development. For all three types of projects, discuss the timing of such development and any expected capital cost to develop. In this regard, we note your disclosure on page 167 that the Combined Company has also identified over 25 "high probability development projects" that you expect to secure the rights to over the next several months. You disclose that these projects could produce an additional $250 million of EBITDA (at $1.50 RIN, $140 per metric ton LCFS and $15 per mmbtu fixed price assumptions) that is not reflected in your current EBITDA projections. If you retain such disclosures, please disclose the projected capital costs to develop such assets.

34. Please substantiate how your existing asset portfolio presents several optimization opportunities where one-time upfront capital investments can be deployed to "generate recurring revenues equal to two times the upfront cost."

RNG Development Pipeline and Project Assai, page 167

35. Please explain what you mean by your disclosure that you have identified three similar "Assai-level" projects already in the Combined Company's portfolio. We note that you refer to Archaea's high-BTU RNG plant under development as "Project Assai."

Management's Discussion and Analysis of Financial Condition and Results of Operations of Aria
Results of Operations, page 178

36. We note that you are engaged in two reportable segments: Renewable Natural Gas and Renewable Baseload Electricity. Revise to provide an analysis of your operations for each reportable segment quantifying the effect of each causal factor for material changes in the operations of your reportable segments. Refer to Item 303(a) of Regulation S-K.

Impacts of COVID-19, page 193

37. You state that in response to the COVID-19 pandemic and related mitigation measures, Archaea began implementing changes in its business in March 2020 to protect its employees and customers, and to support appropriate health and safety protocols and that these measures resulted in additional costs, which Archaea expects will continue through

2021 as it continues to work to address employee safety. Please revise your disclosure to discuss any material costs incurred as a result of the modified business practices the Companies adopted in response to the COVID-19 pandemic that you refer to here.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archaea
Liquidity and Capital Resources, page 195

38.   You state that "Based on the Combined Company's current growth plan, Archaea believes that its cash on hand following the consummation of the Business Combinations, including the proceeds from the PIPE Investment, together with the other assets and expected cash flows of the Combined Company, will be sufficient to meet the Combined Company's working capital and capital expenditure requirements for a period of at least four years from the date of this proxy statement." Please quantify and more fully disclose and discuss Archaea's long term liquidity requirements and priorities. Address potential changes in those priorities based on the impact of changes in the amount of cash available on a pro forma basis post Business Combinations, considering Scenario 1 and 2 of your pro forma financial statements. For example, we note your pro-forma projections on page 123 include between approximately $152 million and $225 million in capital expenditures each year 2021 through 2024. Expand your disclosures to further support your belief that pro forma cash on hand following the Business Combinations will be sufficient to meet these projected expenditures and other working capital needs.

Conflicts of Interest, page 205

39.   We note the disclosure that your Existing Charter provides that you renounce your interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of RAC and such opportunity is one that you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. Please address whether this corporate opportunity provision impacted your search for an acquisition target. Please revise to disclose, as applicable, the corresponding provision in your proposed Combined Company Charter.

Beneficial Ownership of Securities, page 236

40.   Please clarify if Daniel Joseph Rice, IV can be considered the beneficial owner of the securities held by Archaea Energy LLC, considering that you disclose that Archaea is currently majority-owned and controlled by Rice Investment Group, a private investment fund which you disclose is controlled by Mr. Rice and his family members.

Certain Relationships and Related Party Transactions
RAC Opco LLC Agreement
Conversion of Class B Units of RAC Opco and Exchange Right, page 240

41.   Following the initial business combination, you disclose that holders of Class A units of RAC Opco (other than RAC) will have the right (an "exchange right"), subject to certain limitations, to exchange Class A units of RAC Opco (and a corresponding number of shares of Class B Common Stock) for, at your option, (i) shares of Class A Common Stock on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, or (ii) a corresponding amount of cash. Please quantify the number of such Class A units of RAC Opco outstanding after the initial business combination, including the number of such units held by other than RAC and subject to the exchange right.

Non-Liquidating Distributions and Allocations of Income and Loss, page 241

42.   You disclose that you do not anticipate making any distributions (other than tax distributions and reimbursements of expenses) to holders of RAC Opco units (including RAC) prior to your initial business combination, other than redemptions of Class A units of RAC Opco held by RAC in connection with a redemption of Public Shares. Please disclose if you have current plans to cause RAP Opco to make non-liquidating distributions to the holders of RAC Opco units in the foreseeable future following your initial business combination.

Archaea Energy LLC and Subsidiaries
Independent Auditor's Report, page F-55

43.   Please revise to provide an audit report stating that the audit was also conducted in accordance with the standards of the Public Company Accounting Oversight Board or tell us why you believe the current audit report is appropriate.

Notes to the Consolidated Financial Statements
Note 4. Business Acquisitions, page F-69

44.   We note that on April 6, 2021, you completed the acquisition of PEI Power LLC. Tell us what consideration you have given to Rule 3-05 of Regulation S-X regarding financial statement presentation and Article 11 pro forma financial information for the acquisition.

Note 13. Equity, page F-75

45.   Tell us how the terms of the Series A incentive plan units will be impacted by the Business Combinations.

General

46.   Please provide an organizational chart or other visual representation of your structure assuming that the initial business combination transactions have occured.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Lanchi Huynh